Price Asset Management, Inc.

141 W. Jackson Blvd., Suite 1340-A

Chicago, IL 60604

June 8, 2006

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Price Fund I, L.P.
Supplement to Registration Statement on Form S-1
File #333-74176

Ladies and Gentlemen:

On behalf of Price Fund I, L.P. (the “Partnership”) I am transmitting herewith for filing, pursuant to Rule 424 (b) 3 of the Securities Act of 1933, as amended, a Supplement dated June 7, 2006 to the Partnership’s prospectus dated March 31, 2006.

Please contact me if you have any questions.

Best regards,

Scott R. Baldwin

Executive Vice President/Director

Price Asset Management, Inc.

General Partner for Price Fund I, L.P.

312-264-4311

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK

AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,

OFFERING BY PROSPECTUS ONLY

DAILY ESTIMATED FUND PERFORMANCE IS AVAILABLE BY ACCESSING THE SELLING

GROUP MANAGER WEBSITE AT: WWW.UPSECURITIES.COM ,

BY EMAILING: PRICEFUND@PRICEGROUP.COM, OR BY CALLING TOLL FREE AT 800-444-7075.

PRICE FUND I, L.P.

PRICE ASSET MANAGEMENT, INC.

June 7, 2006

Dear Investor,

As the General Partner of Price Fund I, we apologize for the delay of your April 2006 investor statement. Price Asset Management experienced significant accounting delays which are not anticipated in the months ahead. Nonetheless, as you will read below, the Price Fund I produced a month of positive returns.

The net asset value of a unit as of April 30, 2006 was $997.60, up 4.37% from $958.40 per unit as of March 31, 2006. Since January, the Fund is up 2.74%. Surging commodity prices resulting from geo-political issues, strong economic growth and rising interest rates once again produced a steady return for the fund. Meats, grains and energies, however proved to be less cooperative.

-Interest Rates: Carry-over short positions prospered. Concerns of higher inflation and more Fed rate hikes kept the sustained move in interest rates intact. Strong U.S. economic data pushed Ten-Year treasury yields over 5% for the first time since 2002. Global interest rate yields also moved higher after central banks in Europe and Japan tightened monetary policies.

-Metals: Copper, gold and silver prices maintained their ascent, finishing on or near multi-year highs. A stampede of speculation fueled by global supply and demand has been the underlying price driver in gold and silver. Mounting tensions surrounding Iran’s stand off with the U.N Security Council, coupled with a new “investor demand”, broadened returns. The rally also extended in copper. Inventories are expected to remain under pressure due to a strike at a Mexican mine against a solid demand backdrop. Copper ran to lifetime highs of over $3.15 per pound.

-Stock Indices: While U.S. and Japanese equity markets generally traded sideways, prices on Australian and European bourses increased modestly. Small losses in S&P 500 index futures were more than offset by the advances made in the All Ordinary, FTSE and Hang Seng indices.

-Meats and Softs: Live cattle and hog prices rebounded on profit taking, erasing March gains. Soft commodities such as sugar, orange juice and cotton also declined in price after experiencing profit taking from March’s lofty levels. Short positions in cotton, however, created healthy month-end gains.

-Currencies: The fund’s fortunes were slightly improved in this sector. A pervasive negative attitude was finally rewarded by a late month burst of dollar selling. Short dollar positions recovered in the British pound, Canadian dollar and Euro currency. The dollar was hammered and closed down over 2% against the euro and pound, while the Canadian dollar hit a 28-year high. The Fed’s hint of a pause in tightening combined with a late month Chinese rate hike was more than the greenback could endure.

-Energies: Extreme volatility made for treacherous trading in crude oil and the product markets. An Iran “risk premium” hung over the markets for the majority of the month, provoking wide price swings based on geo-political tensions and fundamentals. Trades in crude, ethanol and natural gas suffered.

-Grains: Wheat and soybean prices reversed course in April. Beans rallied on short covering which triggered stop loss orders, while wheat declined after India reported it is developing new high-yielding wheat to meet the demands of a 1.3 billion population by 2020.

As always, if you have any questions regarding your statement or need additional information, please do not hesitate to contact your sales representative.

Very truly yours,

Walter Thomas Price, III Price Asset Management, Inc. General Partner of the Price Fund I, L.P.

141 West Jackson Boulevard, Suite 1340A         Chicago, IL 60604          312-264-4300

PRICE FUND I, L.P.

Unaudited Account Statement

For the Month Ending April 30, 2006

Summary Statement

STATEMENT OF INCOME(LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)	$31,729.21
Change in Unrealized Gain/(Loss)	71,705.63
Gain/(Loss) on Other Investments	1,913.68
Brokerage Commission	(1,884.57)

Total Trading Income	$103,463.95
Expenses
Audit Fees	$1,666.67
Administrative and Legal Fees	6,333.33
Management Fees	3,687.93
Incentive Fees	22,262.70
Other Expenses	2,383.33
Trailing Commissions	1,643.48

Total Expenses	$37,977.44
Interest Income	$5,334.32

Net Income(Loss) for the Period	$70,820.83

STATEMENT OF CHANGES IN NET ASSET VALUE(NAV)

	Total Fund	YOUR INVESTMENT
		Units	Value
Beginning of Month	$1,619,270.60	1,694.3330	$1,619,270.60
Addition	1,985.00	1.9898	$1,985.00
Withdrawal	(917.93)	(0.9201)	($917.93)
Net Income/(Loss)	70,820.83		70,820.83

Month End	$1,691,158.50	1,695.4027	$1,691,158.50
Month End NAV Per Unit	$997.60
Monthly Rate of Return	4.37%
Year to Date Rate of Return	2.74%

To the best of our knowledge, this statement is accurate and complete:

By
Walter Thomas Price, III General Partner of Price Fund I, L.P.